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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice to the Market

EMBRAER S.A. ("Embraer" or "Company"), in service to Circular Letter No. 7/2020-CVM-SP, announces that Mr. Luis Carlos Affonso (Sr. VP of Engineering, Technology and Corporate Strategy), Mr. Arjan Meijer (President and CEO of Embraer Commercial Aviation) and Mr. Rodrigo Silva e Souza (Market Intelligence Vice President, Embraer Commercial Aviation) will participate in a public event, as indicated below:

Event: "Sustainability in Action " to be held on November 8th, 2021, at 11 a.m. Brazil local time.

Topic: The main topic of the event is the sustainable innovation in commercial aviation by new aircrafts concepts.

Where: The event will be broadcasted live, and can be accessed at the link: https://www.youtube.com/watch?v=R_a6KcCyDzM

São José dos Campos, November 8th, 2021.

Antonio Carlos Garcia

Executive Vice President, Finance & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations